Exhibit 99.7

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

PROPOSED CHANGE OF AUDITORS

This announcement is made by MINISO Group Holding Limited (the “Company”, and together with its subsidiaries, the “Group”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

The board of directors of the Company (the “Board”) announces that the current auditors of the Company, KPMG, will retire as the auditors of the Company upon expiration of their current term of office at the conclusion of the forthcoming annual general meeting of the Company (the “Annual General Meeting”).

The Board further announces that, with recommendation from the audit committee of the Company (the “Audit Committee”), the Board has resolved to propose to appoint Ernest & Young and Ernst & Young Hua Ming LLP (collectively “EY”) as the new auditors of the Company following the retirement of KPMG, subject to the approval of the shareholders of the Company (the “Shareholders”) at the Annual General Meeting.

The Audit Committee has considered a number of factors when recommending EY as the auditors of the Company to the Board, including but not limited to, (i) their experience in handling audit work for companies listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, their industry knowledge and their familiarity with the requirements under the rules of the relevant stock exchanges and the International Financial Reporting Standards; (ii) their past experience as the auditors of Yonghui Superstores Co., Ltd* (永輝超市股份有限公司); (iii) their resources allocation, quality and capability including but not limited to manpower, time and other resources allocation; (iv) their independence and objectivity; and (v) their market reputation.

* for identification purpose only

KPMG Huazhen LLP has audited the consolidated financial statements of the Group in accordance with the standards of the PCAOB since 2019, and KPMG has audited the consolidated financial statements of the Group in accordance with Hong Kong Standards on Auditing since 2022. Consistent with good corporate governance practice, the Board considers that the change of auditors after an appropriate period of time will enhance the independence and objectivity of the external audit of the Company. The Board is of the view that retirement of KPMG as auditors of the Company is in the interest of the Company and the Shareholders as a whole.

The Board and the Audit Committee have confirmed that there is no disagreement between the Company and KPMG, and there are no matters in respect of the retirement of KPMG that need to be brought to the attention of the Shareholders. The Company is incorporated under the laws of the Cayman Islands and to the knowledge of the Board, there is no requirement under the laws of the Cayman Islands for the retiring auditor to confirm whether or not there is any circumstance connected with their retirement as the Company’s auditors which they consider should be brought to the attention of the Shareholders. KPMG has therefore not issued such confirmation.

The Board would like to take this opportunity to express its sincere gratitude to KPMG for its services rendered to the Company over the past years.

An ordinary resolution will be proposed at the Annual General Meeting to appoint EY as the external auditors of the Company. A circular containing, among others, details of such proposed appointment of EY together with the notice convening the Annual General Meeting will be published and sent to the Shareholders in due course.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, April 24, 2025

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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